UNITED STATES
SECURITIES  AND EXCHANGE  COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2026
Commission File Number: 1-13546
STMicroelectronics N.V.
(Name of Registrant)
WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒Form 40-F ☐
Enclosure: A press release dated February 26, 2026, announcing the filing of STMicroelectronics' 2025 Annual Report on Form
20-F.
Press release
Communiué de presse
Comunicato stampa
新闻稿 / 新聞稿
プレスリリース
보도자료
PR N° C3387C
STMicroelectronics Publishes its 2025 Annual Report Form 20-F
Geneva, February 26, 2026 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, published its Annual
Report on Form 20-F for the year ended December 31, 2025 and filed it with the United States
Securities and Exchange Commission (SEC). The Company’s Form 20-F based on U.S. GAAP and complete audited financial statements is available at www.st.com and will be available at
www.sec.gov.
A hard copy version of the report is available free of charge from ST’s Investor Relations
Department: +41 22 929 5920 or investors.st.com.
About STMicroelectronics
At ST, we are 48,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-
connected autonomous things. We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027. Further information can be found at www.st.com.
For further information, please contact:
INVESTOR RELATIONS:
Jérôme Ramel
EVP Corporate Development & Integrated External Communication
Tel: +41.22.929.59.20
jerome.ramel@st.com
MEDIA RELATIONS:
Alexis Breton
Corporate External Communications
Tel: +33.6.59.16.79.08
alexis.breton@st.com
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	February 26, 2026	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	President and Chief Financial Officer